Exhibit 77K

KPMG LLP ("KPMG") previously served as independent auditors for the ING International Growth Fund (formerly Aetna International Fund). On April 3, 2002 the Funds' Board of Directors dismissed KPMG and selected PricewaterhouseCoopers, LLP as independent auditors for the Funds for fiscal year ended October 31, 2002 upon the recommendation of the Fund's Audit Committee. The Board of Directors selection of PricewaterhouseCoopers LLP did not result from any disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

The audit reports of KPMG on the financial statements of the Funds as of and for the years ended. October 31, 2001 and 2000 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
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December 27, 2002

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal auditors for the ING International Growth Fund (formerly Aetna International Fund) (the "Fund"), a series of ING Series Fund, Inc. (formerly Aetna Series Fund, Inc.) and, under the date of December 7, 2001, we reported on the statement of assets and liabilities, including the portfolio of investments, of the Fund as of October 31, 2001, and the related statement of operations for the year then ended, statements of changes in net assets for the two-year period then ended and financial highlights for the five-year period then ended. On April 3, 2002, the Fund's Board of Directors terminated our appointment as principal auditors of the Fund.

We have read the Fund's statements included under Item 77K of its Form N-SAR dated December 30, 2002, and we agree with such statements.

                                        /s/ KPMG LLP